Exhibit (e)(1)

Excerpts from Southwest Gas Holdings, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2021 Annual Meeting of Stockholders, as filed with the Securities and Exchange Commission on March 22, 2021

Securities Ownership by Directors, Director Nominees, Executive Officers, and Certain Beneficial Owners

Directors, Director Nominees and Executive Officers. The following table discloses all Common Stock beneficially owned by the Company’s directors, the nominees for director and the executive officers of the Company, as of March 9, 2021.

Directors, Nominees & Executive Officers	No. of Shares of Common Stock Beneficially Owned(1)		Percent of Outstanding Common Stock
Robert L. Boughner	56,324		*
José A. Cárdenas	26,477		*
Stephen C. Comer	35,598	(2)	*
John. P. Hester	91,320	(3)(4)	*
Jane Lewis-Raymond	7,263		*
Anne L. Mariucci	35,285		*
Michael J. Melarkey	39,561		*
A. Randall Thoman	29,909	(5)	*
Thomas A. Thomas	35,324		*
Leslie T. Thornton	5,763		*
Gregory J. Peterson	16,356	(4)	*
Paul M. Daily	5,291		*
Karen S. Haller	34,192	(4)(6)	*
Eric DeBonis	18,598		*
Other Executive Officers	13,069		*
All Directors and Executive Officers	450,330		0.79%

*	Represents less than 1% of the issued and outstanding shares of the Company’s Common Stock as of March 9, 2021.
(1)	Common Stock holdings listed in this column include restricted stock units that are vested as of March 9, 2021, or those that are scheduled to vest within 60 days after that date.

(2)	The holdings include 5,127 shares over which Mr. Comer has shared voting and investment power with his spouse through a family trust.
(3)	The holdings include 7,765 shares over which Mr. Hester’s spouse has voting and investment control.
(4)

Number of shares does not include 28,018 shares held by the Southwest Gas Corporation Foundation, which is a charitable trust. Messrs. Hester and Peterson and Ms. Haller are trustees of the Foundation but disclaim beneficial ownership of the shares held by the Foundation.

(5)	The holdings include 3,440 shares over which Mr. Thoman has shared voting and investment power with his spouse through a family trust.
(6)	The holdings include 996 shares over which Ms. Haller’s spouse has voting and investment control.

Beneficial Owners. The following table discloses all Common Stock beneficially owned by anyone that the Company believes beneficially owns more than 5% of the Company’s outstanding shares of Common Stock based solely on the Company’s review of filings with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act.

Beneficial Owner	No. of Shares Beneficially Owned	Percent of Outstanding Common Stock as of March 9, 2021
BlackRock, Inc.(1)	7,066,374	12.34%
55 East 52nd Street New York, New York 10055
The Vanguard Group(2)	5,616,451	9.80%
100 Vanguard Blvd. Malvern, Pennsylvania 19355
Lazard Asset Management LLC(3)	5,388,319	9.41%
30 Rockefeller Plaza New York, New York 10112
T. Rowe Price Associates, Inc.(4)	3,037,775	5.30%
100 E. Pratt Street Baltimore, Maryland 21202

(1)

According to a Schedule 13G/A filed on January 27, 2021, BlackRock, Inc. has sole voting power over 6,891,946 shares, no shared voting power, sole dispositive power over all of the shares beneficially owned, and no shared dispositive power.

(2)

According to Schedule 13G/A filed on February 10, 2021, The Vanguard Group has no sole voting power, but has shared voting power over 62,372 shares, sole dispositive power over 5,505,136 shares, and shared dispositive power over 111,315 shares.

(3)

According to Schedule 13G filed on February 9, 2021, Lazard Asset Management LLC has sole voting power over 5,146,615 shares, no shared voting power, sole dispositive power over all of the shares beneficially owned, and no shared dispositive power.

(4)

According to Schedule 13G/A filed on February 16, 2021, T. Rowe Price Associates, Inc. has sole voting power over 738,569 shares, no shared voting power, sole dispositive power over all of the shares beneficially owned, and no shared dispositive power.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our 2020 executive compensation program, the compensation decisions made by the Compensation Committee (the “Committee”) under our executive compensation program and the factors considered in making such decisions. This section focuses on the compensation of the Company’s named executive officers (“NEOs”) for fiscal 2020, who were:

•	John P. Hester, President and Chief Executive Officer (the “CEO”)

•	Gregory J. Peterson, Senior Vice President/Chief Financial Officer

•	Paul M. Daily, President and Chief Executive Officer, Centuri Group, Inc.

•	Karen S. Haller, Executive Vice President/Chief Legal and Administrative Officer

•	Eric DeBonis, Senior Vice President/Operations, Southwest Gas Corporation

Southwest Gas Holdings, Inc. is a holding company, owning all of the shares of common stock of Southwest Gas Corporation (“Southwest”) and all of the shares of common stock of Centuri Group, Inc. (“Centuri”). Southwest is engaged in the business of purchasing, distributing, and transporting natural gas for customers in portions of Arizona, Nevada, and California. Centuri is a comprehensive utility infrastructure services company dedicated to delivering a diverse array of solutions to North America’s gas and electric providers. Centuri is engaged in the installation, replacement, repair, and maintenance of energy distribution systems.

Each of the officers listed above were determined to be NEOs due to their position as CEO, Chief Financial Officer or one of the other three most highly compensated officers of the Company during 2020. Therefore, this Compensation Discussion and Analysis addresses the compensation programs of the Company, including elements of Southwest and Centuri compensation, where and as applicable to each of the NEOs. In this Compensation Discussion and Analysis, we sometimes refer to Messrs. Hester, Peterson and DeBonis and Ms. Haller as the “Southwest Officers.”

Executive Summary

2020 Business Results

In calendar year 2020, we continued our strong operational and financial performance as well as the advancement of many ongoing strategic initiatives, which we believe are laying the groundwork for our continued success. While the COVID-19 pandemic had a profound effect on the areas we serve in 2020, our utility operations and, to a large extent, our utility infrastructure services segment were deemed “essential services,” allowing us to continue working during the COVID-19 pandemic to ensure that our customers can safely rely on their natural gas services and to support the safety and reliability of our nation’s utility infrastructure. The extent of the COVID-19 pandemic’s effects on our operational and financial performance going forward will depend on future developments, all of which are uncertain and difficult to predict. We believe that our compensation programs, by focusing on the core fundamentals of our businesses and incentivizing long-term financial performance, have been and will continue to be successful at motivating the operational and strategic achievements that foster operational effectiveness and the creation of stockholder value, and no changes to the compensation programs were made in 2020 due to the COVID-19 pandemic. Recent accomplishments include the following:

•	Basic earnings per share in 2020 of $4.15.

•

Annualized dividends declared per share were $2.08 in 2018, $2.18 in 2019, and $2.28 in 2020. In February 2021, the Board increased the quarterly dividend from 57 cents per share to 59.5 cents per share ($2.38 on an annual basis and a 4.4% increase), effective with the June 2021 payment.

•	Centuri experienced record revenues of $1.9 billion in 2020, an increase of $197 million, or 11%, compared to 2019.

•	Southwest added 37,000 net new customers (1.8% growth rate) in 2020.

Incentive Compensation Structure

The Committee believes our incentive compensation program (i) is a competitive program relative to our competitors for executive talent, (ii) aligns with best practices recommended by our compensation consultant, (iii) responds to stockholder expectations for pay-for-performance alignment, and (iv) provides the appropriate linkage between executive compensation and the Company’s long-term business strategy. The structure provides for cash-based annual incentive awards. Also, for Southwest Officers, long-term equity compensation comprised of performance-based equity compensation measured over a three-year performance period (“Performance Shares”) and time-lapse restricted stock units (“time-lapse RSUs”) are provided. Centuri officers are provided long-term incentives based on Centuri’s financial performance. The Centuri CEO is also eligible to receive performance-based and time-based equity compensation.

Under this structure, a greater portion of our NEOs’ total compensation is at-risk and variable based on performance relative to metrics that are more directly aligned with customer and stockholder interests.

Annual Incentive Compensation Paid for 2020 Performance

The Company achieved $223 million in adjusted consolidated net income, and Southwest achieved nearly $150 million in adjusted utility segment net income in fiscal 2020, exceeding threshold performance. Centuri achieved $112.7 million in pretax income and exceeded target performance under this metric. These performances, coupled with achievements under applicable operational, safety and individual goals, resulted in Messrs. Hester and Peterson and Ms. Haller receiving annual incentive awards equal to 119% of their respective target awards, Mr. DeBonis receiving an award equal to 109% of his target award and Mr. Daily receiving an award equal to 143% of his target award (each as a specified percentage of base salary).

In the calculation of actual results under the adjusted net income measures for the Company and Southwest, the Committee excluded the impacts of changes in the cash surrender value of Company-owned life insurance policies. See “Details of Compensation Program—Annual Incentive Compensation” below.

Past Company performance has established a strong financial platform for sustainable growth into the future, and this year’s continued accomplishments are expected to contribute to our ability to provide stockholder returns over the long term. Going forward, we expect our incentive compensation structure, as well as Centuri’s long-term incentive plan (as discussed in more detail below), to continue to strengthen alignment between executive compensation and stockholder returns.

Commitment to Best Practices

We maintain executive compensation policies that are consistent with sound corporate governance and best practices. We annually review our executive compensation program and make changes where appropriate for our business, customers, and stockholders. Key policies include:

•	Stock ownership (or equivalent) guidelines for NEOs and directors, with retention thresholds set at a competitive and meaningful multiple of annual base salary or Board retainer fees.

•	Compensation Committee composed only of Independent Directors.

•	Independent compensation consultant retained by the Committee, which has no other business with the Company.

•	Change in control arrangements which do not provide for excise tax gross-ups or severance amounts greater than three times base salary.

•	Double trigger equity acceleration following a change in control.

•	No dividends paid on unvested stock-based awards until the underlying awards have vested.

•	No tax reimbursements or gross-up for benefits or perquisites.

•	Clawback policy that is broader than the 2015 draft SEC regulations and which permits the Company to recover from our NEOs’ cash or equity incentive compensation in certain circumstances.

•	Annual review of peer group used to assess executive compensation.

•	Annual say-on-pay vote for stockholders.

•	Anti-pledging and anti-hedging policies that apply to all of our NEOs, other officers and directors.

Compensation Program Objectives, Key Considerations and Principles

Philosophy and Objectives

The overall objectives of our executive compensation program are to:

•	Recruit, retain, reward and motivate executive talent;

•	Align the interests of the NEOs with those of the Company, its customers and its stockholders;

•	Provide internally equitable and externally competitive compensation opportunities; and

•	Recognize and reward performance that meets or exceeds the Company’s targets.

Specifically, the Committee developed our executive compensation program to address the key business considerations and related compensation principles discussed below:

•

Executive pay should be highly aligned with Company performance. The Committee is firmly committed to providing the Company’s executives with incentive compensation opportunities that are directly tied to the measures of performance that it believes lead to stockholder value creation. We recognize that the compensation program should reward strong performance. Accordingly, a significant portion of each NEO’s total direct compensation is earned only by achieving annual and long-term performance goals.

•

Use of equity-based incentives, combined with stock ownership requirements, is key to aligning management interests with the Company’s stockholders. The Committee seeks to align Southwest Officer interests with customers and stockholders by (i) delivering long-term incentive compensation in the form of equity, (ii) requiring meaningful officer stock ownership, and (iii) providing significant components of incentive compensation based on total shareholder return and financial performance measures, which foster growth and effective operational management in both our regulated and unregulated business segments. Centuri’s annual and long-term incentives are also primarily based on Centuri financial performance metrics that are meaningful for stockholders, and Mr. Daily is required to invest in a deferral plan option with returns based on Centuri’s financial performance. Mr. Daily also may receive performance-based and time-based equity compensation, and is required to hold a multiple of his base salary in Company stock.

•

Performance for our customers fosters enhanced stockholder value. In our utility segment, we strive to work collaboratively with regulators to achieve positive results for both customers and stockholders, and we recognize that customer satisfaction and the Company’s safety record are both essential elements in the regulatory process. Safety is also critical to the success of our utility infrastructure services segment, and safety goals carry significant weight under Centuri’s annual incentive plan. By emphasizing our mission and core values of safety, excellence, quality, partnership, stewardship and value, the Committee believes that it motivates achievements that are the platform for increased stockholder returns.

•

Compensation programs should discourage undue risk-taking. The performance measures employed in the Company’s incentive compensation programs, in addition to reflecting the Company’s core mission and business strategies, are also interdependent such that overemphasis by management in one area (such as cost containment) has the potential to negatively impact performance in other areas (such as customer satisfaction ratings and incident response times). We believe that the tension between the measures mitigates risk. We further mitigate risk by capping incentive award payouts and by setting target opportunities at levels that strike a reasonable balance among base salary and both annual and long-term incentives.

•

The executive compensation program should be prospective. The Committee does not take into consideration the results of previously earned performance awards and the deferral of cash compensation in establishing the appropriate level of future compensation. The Committee does, however, take into consideration the Company’s past performance in determining the long-term performance awards and in setting new performance targets.

Pay for Performance

With respect to each of our NEOs, all annual cash incentives and long-term incentives were “at risk” performance-based compensation, as those awards are either variable based on the level of performance against incentive targets or are subject to continued employment and stock price performance during a three-year vesting period. The portion of total direct compensation designed to be at risk pay depends upon the NEO’s position and the ability of that position to influence outcomes, as well as compensation market factors and risk mitigation considerations. Mr. Hester, the Company’s CEO, has the largest portion of pay at risk. In 2020, the percentage of his targeted total direct compensation opportunity at risk was approximately 78%. For the other NEOs, the average percentage of such compensation at risk was approximately 70%.

CEO Target Compensation	Other NEOs Target Compensation

Compensation Program Administration

Role of the Committee

The Committee administers our executive compensation programs. The Committee annually reviews and approves the corporate goals and objectives relevant to the CEO’s compensation, the CEO’s performance in relation to such goals and objectives and, together with the other Independent Directors of the Board, the CEO’s actual compensation. The Committee also reviews, together with the CEO, and approves the salaries and incentive compensation for the other executive officers. The Committee’s Charter is available on the Company’s website at www.swgasholdings.com.

Role of Management

Management, including the NEOs, provides guidance to, and receives direction from, the Committee regarding executive compensation. Management annually provides information to the Committee regarding what it believes to be appropriate levels of the various elements of direct compensation (including target awards for incentive compensation), as well as the thresholds, targets and maximums of the performance measures. Information is gathered from Company operating data, external independent surveys and publicly available compensation comparisons. Decisions regarding CEO compensation are made solely by the Committee meeting in an executive session.

Role of Independent Compensation Consultant

While consultants may be retained by management to assess executive compensation, the Committee has the authority, independent of management, to employ and retain consultants to assist it in establishing the executive compensation objectives and in determining whether the objectives have been satisfied. In 2020, the Committee engaged Pay Governance LLC as an independent consultant to the Committee. Pay Governance’s engagement with the Committee included a review and analysis of several aspects of executive compensation. Management engaged Frederic W. Cook & Co., Inc. (“FW Cook”) to review the executive compensation program for officers of the Company, Southwest, and Centuri. Management also engaged Korn Ferry to advise on executive compensation and other topics. Pay Governance did not receive any fees from the Company for services other than the fees paid for work requested by the Committee with respect to executive and director compensation.

For 2020, the Committee analyzed whether the work of Pay Governance, FW Cook, Korn Ferry, or any other executive compensation adviser raised any conflicts of interest, taking into consideration all relevant factors, including those set forth in Rule 10C-1(b)(4)(i) through (vi) under the Exchange Act. The Committee determined, based on its analysis of all relevant factors, that no conflicts of interest were present.

How We Determine Amounts Paid for Each Element of Compensation

We operate in a competitive environment for talented executives, and the Committee analyzes a variety of information as it seeks to identify competitive levels of compensation within the relevant markets in which we operate.

Peer Group

The companies in the compensation peer group for the Southwest Officers were selected because they represent those companies considered by the Committee to be the most comparable to the Company in terms of business operations, operational complexity, revenue, market capitalization and overall financial performance. In the recent past, some of the companies in the prior compensation peer group were removed due to M&A activity, resulting in a relatively small peer group. Therefore, the Committee decided to add comparable companies to ensure that meaningful comparisons could be made. During 2019, ten companies were added to the peer group by the Committee in consultation with Pay Governance, the Committee’s independent compensation consultant, and the same peer group was used for the 2020 executive compensation analysis performed by FW Cook. Thus for 2020, the peer group was composed of 20 companies in the utility industry, placing the Company in the 66th percentile for annual revenue.

• Alliant Energy Corporation

• Ameren Corporation

• Atmos Energy Corporation

• Avista Corporation

• Black Hills Corporation

• CMS Energy Corporation

• Evergy, Inc

• Hawaiian Electric Company, Inc.

• IDACORP, Inc.

• MDU Resources Group, Inc.

For Centuri, the peer group approved by the Committee and used by FW Cook contained 10 companies as shown below. Centuri placed in the 62nd percentile for EBITDA in the peer group.

• Aegion Corporation

• Comfort Systems USA

• Dycom Industries, Inc.

• Granite Construction Inc.

• Matrix Service Company

Compensation Review

FW Cook performed comprehensive competitive compensation benchmarking, which included assessments of all elements of compensation for the Southwest Officers and Mr. Daily. The competitive compensation benchmarking data reviewed by the Committee included base salary, annual incentive compensation and long-term incentive compensation found in the proxy statements filed by companies in the peer groups for Southwest and Centuri. The structure of the incentive compensation program of the Company was also reviewed in comparison to peer company programs.

Benchmarking of Compensation

In reference to the data and analyses discussed above, the Committee reviewed competitive target compensation levels for each NEO relative to the 50th percentile of the relevant market. For each NEO position, base salary, target total cash compensation (base salary plus annual incentive award) and target total direct compensation (base salary plus annual incentive award plus the target value of long-term incentive compensation) were benchmarked and analyzed at the median level. The Committee found that overall target total direct compensation for each of the Southwest Officers and Mr. Daily were generally aligned with the relevant market benchmarks. However, short-term incentives and long-term incentives for some NEOs were below the market median.

Other elements of overall compensation for the NEOs (perquisites, welfare benefits, retirement benefits and post-termination benefits) were implemented at various times over the past several years to remain competitive with the relevant market. In determining the Company’s overall compensation, we annually compare elements of direct compensation and the level of other benefits with those of the relevant market to ensure the Company remains competitive.

Consideration of 2020 Say-on-Pay Vote

The Company holds an annual say-on-pay advisory vote regarding executive compensation. At the 2020 Annual Meeting of Stockholders, approximately 98% of the votes cast were in favor of the compensation of the NEOs as described in the proxy statement for the 2020 Annual Meeting. The Board and Committee reviewed these final vote results and determined that, given the significant level of support, no changes to our executive compensation philosophy, policies and decisions were necessary based solely on the vote results. Nevertheless, as discussed in this Compensation Discussion and Analysis, the Committee’s activities in fiscal year 2020 demonstrate our ongoing commitment to ensure our executive compensation remains aligned with the interests of our stockholders and current market practices. Additionally, we determined that our stockholders should vote on a say-on-pay proposal each year as recommended by stockholders at the most recent “say-on-frequency” vote. The Board recommends that you vote FOR Proposal 2 at the Annual Meeting. For more information, see “ADVISORY VOTE TO APPROVE THE COMPANY’S EXECUTIVE COMPENSATION” in this Proxy Statement.

Details of Compensation Program

The nature of the Company’s operations and competitive considerations have led the Committee to design and employ compensation programs that we believe are comparable to compensation programs widely used in the natural gas operations and utility infrastructure services industries, as applicable. To accomplish our objectives, our programs are designed to respond to changing market conditions and to offer a broad spectrum of compensation opportunities. Performance is the critical component of our programs, and both individual and overall Company performance can impact an NEO’s level of compensation on an annual basis.

Why We Pay Each Element

The elements of executive compensation for the NEOs and the purpose for providing each element are described below:

Element	Purpose	Summary of Features
Base Salary	• Recognize leadership responsibilities and value of executive’s role to the Company. • Serve as a competitive compensation foundation.

• Targeted at 50th percentile of relevant peer group companies.

• Adjustments are made based upon the value of the position to the business, individual performance and pay relative to the appropriate market.

Annual Incentive Plans	• Encourage and reward NEO contributions in achieving short-term performance goals. • Align management interests with customers and stockholders.

• Awards paid out annually in cash.

• Award values are subject to downward adjustment to avoid windfalls and for other reasons of fairness and equity.

• No awards paid if financial performance is below certain minimum levels.

Long-Term Incentives	• Provide executives with long-term performance goals to work toward. • Align management interests with customers and stockholders. • Retain management with awards subject to service vesting.	• Centuri’s CEO receives long-term incentives through both cash and equity, which includes Performance Shares with and without thresholds to generate awards.

• Southwest Officers receive long-term incentives through both time-lapse restricted stock units and Performance Shares.

• Centuri and Southwest performance awards are earned based on three-year financial performance.

Executive Health, Welfare and Retirement Benefits	• Provide executives reasonable and competitive benefits. • Encourage savings for retirement. • Retain executives with pension benefits subject to service vesting.

• Health and welfare benefits consistent with standard benefits provided to all employees.

• 401(k) plan and nonqualified deferred compensation plans allow for deferral of compensation and Company contributions.

• Qualified and supplemental nonqualified pension benefits.

Southwest Change in Control Agreements

• Ensure attention and dedication to performance without distraction in the circumstance of a potential change in control.

• Enables executives to maintain objectivity with respect to merger or acquisition offers considered by the Board.

• Double trigger change in control severance agreements without any excise tax gross-up.

• Accelerated vesting of equity awards upon certain terminations following change in control.

• Potential increase to supplemental pension benefit.

Centuri CEO Employment Agreement

• Ensure attention and dedication to performance without distraction in the circumstance of a potential change in control.

• Provide an incentive to enter into executive employment relationship.

• Protect the Company’s interests.

• Two-year term, with automatic renewals. • Provides change in control severance and severance outside of change in control scenario. • Non-competition and non-solicitation restrictive covenants.

Base Salaries

Salaries for the Company’s NEOs are established based on the scope of their responsibilities, taking into account competitive market compensation paid by the peer group and additional salary survey data for similar positions. The competitive market processes discussed above were used by the Committee to help ensure that salaries are reasonable, competitive and properly address position responsibilities. The range of salaries available through this review provides an objective standard to determine the appropriate level of salary for a given executive position. Salaries are reviewed annually and are subject to mid-year adjustment to realign salaries with market levels after taking into consideration individual responsibilities, performance, inflation and experience.

Annual Incentive Compensation

We establish cash incentive opportunities on an annual basis, expressed as a percentage of each individual’s base salary. The target level of annual incentive opportunities granted to NEOs is based primarily on the competitive compensation benchmarking. Mr. DeBonis’ incentive opportunity increased from 50% in 2019 to 60% in 2020 due to the Committee’s analysis of the growth of his role in the Company, competitive market data, and the desire to increase the at-risk incentive portion of his compensation. The target incentive opportunities for the NEOs were set at the following percentages of base salary for 2020:

Incentive Opportunities (% of salary)
John P. Hester	100%
Gregory J. Peterson	65%
Paul M. Daily	100%
Karen S. Haller	75%
Eric DeBonis	60%

Southwest Annual Incentives. Annual incentive opportunities are payable entirely in cash.

The 2020 performance measures for Southwest Officers were tied to measures of financial performance, customer satisfaction, productivity and safety. For 2020, the Committee derived the targets for our four performance measures as follows:

•

Adjusted Net Income. The primary financial measure is adjusted net income, which is measured on a consolidated basis for Messrs. Hester and Peterson and Ms. Haller because of their influence over both of the Company’s business segments, and measured solely for the utility segment for Mr. DeBonis. Both adjusted net income measures were designed to exclude the impact of Company-owned life insurance to more closely represent Company-driven outcomes. The target for the adjusted net income component was $217 million on a consolidated basis and $155.5 million for the utility segment, which were derived from Company and Southwest business plans and budgets.

•

Customer Satisfaction. The customer satisfaction measure is based on independent customer surveys conducted in each of our utility operating divisions. The target for this component was 94% customer satisfaction, slightly higher than 2019’s target.

•

Productivity. The productivity measure was designed to reward success in reaching a predetermined level of operations and maintenance expense per customer. The target was $211 per customer (including non-service pension costs), which required an improvement in cost containment over 2019’s target.

•

Safety. The Committee chose the two components of the safety performance measure because they are oriented toward minimizing incidents associated with the Company’s gas distribution systems and thereby linked to risk reduction in areas such as regulation, operations, reputation and franchise value. The Company’s 2020 target for damage per 1,000 tickets is 1.15, representing an improvement from 2019’s target. The target for incident response time within 30 minutes was 74%, representing a 3 percentage point improvement from the Company’s 2019 target.

•

For plan year 2020, the weighting of the measures was as follows: Adjusted Net Income: 40%; Customer Satisfaction: 20%; Productivity: 20%; and Safety: 20% (10% for damages per 1,000 tickets and 10% for incident response time). Actual awards for each measure are determined as of year-end by comparing the Company’s performance to the threshold, target and maximum levels set by the Committee at the beginning of the year for each performance measure. When threshold performance for any measure is achieved, an award with respect to that measure is earned. Award payouts can range from 70% (at threshold) to 100% (at target) to 140% (at maximum) of the assigned incentive opportunity for each measure, based on where actual results fall in the range from threshold to target to maximum. No awards are paid with respect to any measure if 80% of target adjusted net income is not achieved. We determine actual payouts through linear interpolation.

The thresholds, targets and maximums and actual results under the four core performance measures for 2020 are set forth below:

Measure	Threshold	Target	Maximum	Actual	Weighting	Payout (% of target)
Adjusted Net Income:
Consolidated (000s)(1)	$195,300	$217,000	$238,700	$223,124	40%	44.52%
Utility (000s)(1)	$144,615	$155,500	$166,385	$149,918	40%	33.85%
Customer Satisfaction	91%	94%	97%	95.5%	20%	24%
Productivity (O&M/Customer)	$215	$211	$208	$203.92	20%	28%
Safety:
Damage per 1,000 Tickets	1.40	1.15	1.00	1.14	10%	10.27%
Response Times w/in 30 Min.	70%	74%	77%	75.8%	10%	12.40%
Total:
Consolidated						119%
Utility						109%

(1)	In the calculation of actual results under the adjusted net income measures, the Committee excluded the earnings impacts of Company-owned life insurance policy value changes.

The Committee has the discretion to reduce an NEO’s overall award that would otherwise be earned to avoid windfalls and for other reasons of fairness and equity. The Committee reviews the CEO’s individual performance to determine whether there will be any downward adjustment. For 2020, individual performance goals for the CEO centered on promoting fundamental business strategies, maximizing customer and stockholder value, pursuing regulatory initiatives, promoting workforce diversity and other ESG-related initiatives, and overseeing the utility infrastructure services segment.

The CEO reviews the other executive officers’ individual performances to determine whether there will be any downward adjustment in the performance awards. As a result of such review, if the CEO recommends a downward adjustment in the performance awards, the CEO will bring the matter before the Committee for review and approval. Mr. Peterson’s goals were centered on investor relations activities, financial planning and execution, external reporting, regulatory compliance and strategic planning matters. Ms. Haller’s goals pertain to legal and regulatory matters, corporate ethics and compliance, enterprise risk management, corporate governance matters, gas resources, human resources and administrative functions. Mr. DeBonis’ goals were directed to maintaining system safety and reliability, controlling operating costs and enhancing customer service. The individual performance goals for the CEO and other eligible Southwest Officers were satisfied, and there were no reductions in their awards with respect to 2020.

Adjusted net income, both on a consolidated and utility segment basis, exceeded 80% of our target, and achievements under the performance measures aggregated for a payout of 119% of the target incentive award opportunity for Messrs. Hester and Peterson and Ms. Haller, and 109% of target for Mr. DeBonis. These aggregated percentage payouts are multiplied by the total incentive opportunity (expressed above as a percentage of base salary) to determine the overall dollar value of the annual award. The following table details the actual payouts associated with the 2020 annual incentive awards for the eligible Southwest Officers:

	Incentive Opportunities (% of salary)	Total Achievement of Performance Measures (% of target)	Incentive Earned (% of salary)	Incentive Earned
John P. Hester	100%	119%	119%	$1,249,500
Gregory J. Peterson	65%	119%	77.4%	$336,473
Karen S. Haller	75%	119%	89.3%	$424,830
Eric DeBonis	60%	109%	65.4%	$240,018

Centuri Annual Incentives. For Centuri, the Committee selected financial performance and safety goals for the 2020 annual incentive opportunities.

•	Financial Measure. The primary financial measure is pretax income, with a target of $96.7 million, which was derived from Centuri’s business plans and budgets.

•

Safety. The safety goal is based on the days away from work, restricted or transferred (“DART”) incident rate, which is the industry standard measurement for safety. The target of 0.50 is an improvement from 2019’s target. The safety goal also includes a Total Recordable Incident Rate (“TRIR”) of 1.00 to ensure both incident frequency and severity measures are considered.

For plan year 2020, the weighting of the measures was as follows: Pretax Income: 80% and Safety: 20% (10% for DART and 10% for TRIR).

Actual awards for each measure are determined as of year-end by comparing Centuri’s performance to the threshold, target and maximum levels set by the Committee at the beginning of the year for each performance measure. When threshold performance for any measure is achieved, an award with respect to that measure is earned. Award payouts can range from 65% (at threshold) to 100% (at target) to 170% (at maximum) of the assigned incentive opportunity for each measure, based on where actual results fall in the range from threshold to target to maximum. We determine actual payouts through linear interpolation.

The thresholds, targets and maximums and actual results under the two performance measures for 2020 are set forth below:

Measure	Threshold	Target	Maximum	Actual	Weighting	Payout (% of target)
Pretax Income	$67.7 million	$96.7 million	$120.9 million	$112.7 million	80%	146%
Safety (DART)	1.0	0.50	0.40	0.40	10%	170%
Safety (TRIR)	2.0	1.0	0.75	1.19	10%	93%
Total						143%

No awards are paid in any year unless 50% of target pretax income is achieved. In 2020, pretax income exceeded 50% of target, and achievements under the other performance measure aggregated for a payout of 143% of the target incentive award opportunity for Mr. Daily. The aggregated percentage payout is multiplied by the total incentive opportunity (expressed above as a percentage of base salary) to determine the overall dollar value of the annual award.

The Committee reviews Mr. Daily’s individual performance to determine whether there will be any downward adjustment in his performance award. For 2020, individual performance goals for Mr. Daily centered on promoting fundamental business strategies, including safety performance; organizational development, including identifying and implementing opportunities to enhance ESG efforts and workforce diversity; and operations, financial, and strategic planning improvements. The individual performance goals for Mr. Daily were satisfied, and there were no reductions to his incentive awards with respect to 2020.

The following table details the potential and actual payouts associated with the 2020 annual incentive award to Mr. Daily:

	Incentive Opportunities (% of salary)	Total Achievement of Performance Measures (% of target)	Incentive Earned (% of salary)	Incentive Earned
Paul M. Daily	100%	143.28%	143.28%	$1,054,541

Long-Term Incentive Compensation

Our long-term incentive compensation is designed to provide incentives for maintaining long-term performance and strengthening customer and stockholder value over a three-year performance period. NEOs are incentivized with equity compensation and Mr. Daily’s long-term incentive opportunity also includes a cash component. The Committee based the value of incentive awards granted to NEOs primarily on competitive compensation benchmarking. For 2020, the target long-term incentive opportunities for the NEOs were set at the percentages of base salary shown in the following table. The incentive opportunity percentages were increased from 2019 to 2020 for Messrs. Hester, Peterson and Daily and Ms. Haller, following the Committee’s analysis of competitive market data, the growth in their management responsibilities, and the desire to increase the portion of their compensation that is at-risk incentive pay.

	Incentive Opportunities (% of salary)
	RSUs	Non- threshold Performance Shares	Performance Shares	Non- threshold Performance Cash	Performance Cash	Total
John P. Hester	70%	—	190%	—	—	260%
Gregory J. Peterson	40%	—	100%	—	—	140%
Paul M. Daily	—	39%	91%	21%	49%	200%
Karen S. Haller	45%	—	110%	—	—	155%
Eric DeBonis	30%	—	60%	—	—	90%

Southwest Long-Term Incentives. Long-term incentives for the Southwest Officers are composed of time-lapse RSUs and Performance Shares. The CEO’s target long-term opportunity for the three-year performance period beginning in 2020 is 260% of base salary, 190% in the form of Performance Shares and 70% granted as time-lapse RSUs.

•

RSUs. The Committee believes that grants of time-lapse RSUs promote and encourage long-term retention and service to the Company, align the interests of our NEOs with those of our customers and stockholders through increased share ownership, and provide a balanced approach to long-term compensation. At its February 2020 meeting, the Committee approved the 2020 grants under this Board-approved program. The number of RSUs granted was determined based on the closing price for our Common Stock for the last trading day of 2019 ($75.97 per share). The time-lapse RSUs granted in 2020 vest 40% one year after the award date and 30% following each of the next two years, assuming continued service.

The table below illustrates the target long-term incentive opportunity granted as time-lapse RSUs, and the number granted. The percentages shown for Messrs. Hester and Peterson and Ms. Haller increased from 2019 to 2020, reflecting the Committee’s decision to update their long-term compensation incentives based on competitive compensation benchmarking.

	RSU Component (% of salary)	RSU Component	RSUs Granted
John P. Hester	70%	$682,500	8,984
Gregory J. Peterson	40%	$162,864	2,144
Karen S. Haller	45%	$206,100	2,713
Eric DeBonis	30%	$108,000	1,422

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Performance Shares. The Committee believes that the payment of long-term incentive compensation in the form of Performance Shares, measured over a three-year performance period, rewards our NEOs for improved financial performance of the Company, thereby giving them an incentive to enhance long-term customer and stockholder value. The target number of Performance Shares granted was determined based on the closing price for our Common Stock for the last trading day of 2019 ($75.97 per share). Performance Shares granted in 2020 are earned upon achievement of financial performance goals for the three-year period from 2020 through 2022.

The table below illustrates the target long-term incentive opportunity granted as Performance Shares, and the number of Performance Shares granted:

	PS Component (% of salary)	Target PS Component	Target PSs Granted
John P. Hester	190%	$1,852,500	24,385
Gregory J. Peterson	100%	$407,160	5,359
Karen S. Haller	110%	$503,800	6,632
Eric DeBonis	60%	$216,000	2,843

For Performance Shares granted in 2020 to Messrs. Hester and Peterson and Ms. Haller, 60% are earnable based on a consolidated earnings per share (“EPS”) performance measure, and 40% are earnable based on a utility segment return on equity (“ROE”) performance measure. ROE is calculated by dividing the utility adjusted net income by the average equity balance for 2020. For Mr. DeBonis, 60% of the Performance Shares are based on utility segment net income, and 40% are based on ROE. Each of these measures is adjusted to remove the impact of Company-owned life insurance.

At its meeting in February 2020, the Committee established the threshold, target and maximum performance levels upon which Performance Share awards would be based for the 2020 through 2022 performance period and awarded grants of Performance Shares to the Southwest Officers, which were later approved by the Board. The target levels were based on Company and Southwest business plans and budgets and took into account such factors as budgeted capital expenditures, expected growth within the markets that the Company serves, competitive factors from other service providers, and other business considerations embedded in the Company’s annual business planning process. The following table shows the three-year performance criteria for such period:

Performance Level	EPS		Utility Adjusted Net Income (000s)		Return on Equity	Base Percentage of Target Award Earned(1)
Below Threshold	<$	10.84	<$	482,019	<6.50%	No award
Threshold		$10.84		$482,019	6.50%	50%
Target		$12.04		$518,300	7.50%	100%
Maximum		$13.24		$554,581	8.50%	150%

(1)	Subject to upward or downward adjustment based on total shareholder return performance relative to a peer group.

Linear interpolation will be used to compute the percentage of the target award earned. The awards are payable in the form of Common Stock with the Southwest Officers also receiving cumulative dividend equivalents over the three-year performance period on such awards to the extent the underlying shares are earned.

If threshold performance is met, a base number of Performance Shares in a range of 50% to 150% of the target number will be earned, subject to modification based on total shareholder return relative to a peer group. Total shareholder return of the Company over the three-year period, plus dividends, will be compared to total shareholder returns of peer companies. The peer companies list for total shareholder return comparison is based on the now-discontinued Bloomberg Transmission Distribution List, with the list being modified as included companies change over time due to mergers and acquisitions. Relative performance that places the Company at or above the 75th percentile of the peer group would result in maximum upward adjustment of the number of shares of Common Stock earned by 30%, performance in the range between the 25th and 75th percentiles would result in no adjustment, and performance at or below the 25th percentile of the peer group would result in maximum downward adjustment by 15% (provided that if a base number of shares is earned, the lowest percentage of the target number that will vest is 50%).

The Committee included the total shareholder return feature to link performance under the respective performance measures with the market’s reaction to that performance. The Committee determined that the modifier should not be symmetrical because Performance Shares are 100% at risk as currently designed.

•

2018-2020 Performance Share Vesting. In 2018 the Compensation Committee approved the award of Performance Shares to the Southwest Officers. For Performance Shares granted in 2018 to Mr. Hester and Ms. Haller, 60% were earnable based on a consolidated EPS performance measure, and 40% were earnable based on a utility segment ROE performance measure. For Messrs. Peterson and DeBonis, 60% of the Performance Shares were earnable based on utility segment net income, and 40% were earnable based on ROE. To calculate ROE, Utility segment net income was divided by the average equity balance for 2018 through 2020. Each of these measures was adjusted to remove the impact of Company-owned life insurance. Performance was measured over a three-year performance period commencing on January 1, 2018 and continuing through December 31, 2020. For the three-year period 2018-2020, the total shareholder return for the Company was below the 25th percentile of the peer group of companies selected for such 2018 awards, and therefore a 15% reduction (85% modifier) was applied to the results to determine ultimate payout. On February 24, 2021, the Committee determined that for the 2018-2020 performance period, the payout (net of the total shareholder return modifier) is 100% of the target award level, except for those officers subject to the consolidated EPS measure. For Mr. Hester and Ms. Haller, who are subject to the consolidated EPS measure, the payout (net of the total shareholder return modifier) is 97% of the target award level. The 2018-2020 Performance Shares are included in the “Stock Vested During 2020” table.

Centuri Long-Term Incentives. Historically, the Company did not grant Company equity awards to Centuri executives, but beginning in 2019, the Committee strengthened the link to Company performance by granting Company equity to the Centuri Chief Executive Officer for part of his long-term incentives. The table below illustrates the target long-term incentive opportunity granted to Mr. Daily for the performance period from 2020 through 2022 for both equity and cash components:

	Target PS Incentive (% of salary)	Target PS (#)	Target PS Value ($)	Target Non- threshold PS Incentive (% of salary)	Target Non- threshold PS (#)	Target Non- threshold PS Value ($)	Target PC Incentive (% of salary)	Target PC Value ($)	Target Non- threshold PC Incentive (% of salary)	Target Non- threshold PC Value ($)
Equity	91%	8,565	$650,650	39%	3,671	$278,850	—	—	—	—
Cash	—	—	—	—	—	—	49%	$350,350	21%	$150,150

The target number of Performance Shares and Non-threshold Performance Shares granted was determined based on the closing price for our Common Stock for the last trading day of 2019 ($75.97 per share). The Centuri CEO’s long-term incentive amount includes the opportunity for a cash award equal to 70% of salary and an equity award equal to 130% of salary. The equity award is further split between 70% as Performance Shares and 30% as time-based shares. Because the time-based shares may be modified based on financial performance but are not subject to a threshold to receive an award, they are referred to herein as “Non-threshold Performance Shares.” Both Performance Shares and Non-threshold Performance Shares granted in 2020 are earned upon achievement of financial performance goals for the three-year period from 2020 through 2022. The cash award is also further split between 70% as Performance Cash and 30% as time-based cash. Because the time-based cash award may be modified based on financial performance but is not subject to a threshold to receive an award, the time-based cash award is referred to herein as “Non-threshold Performance Cash.” Both Performance Cash and Non-threshold Performance Cash granted in 2020 are earned upon achievement of financial performance goals for the three-year period from 2020 through 2022.

The payment of incentive compensation under Centuri’s long-term incentive plan is measured by Centuri’s cumulative enterprise value (“EV”) growth rate over a three-year performance period. EV is defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) for Centuri multiplied by an EBITDA multiple determined by the Committee at the beginning of the performance period, minus Centuri net debt. Net debt is calculated as debt less cash and excludes leases recorded as debt under accounting rules. Debt includes the Company’s capital contribution for the Linetec Services, LLC acquisition.

Non-threshold Performance Shares and Non-threshold Performance Cash are not subject to a threshold to generate payment, but they are impacted by the change in EV at the end of the three-year performance period. If EV increases over the performance period, the Non-threshold Performance Share and Non-threshold Performance Cash awards are increased by the percent of increase. Similarly, the Non-threshold Performance Share and Non-threshold Performance cash awards are decreased by the same percent of decrease if EV decreases over the performance period. Non-threshold Performance Share awards are capped at 133.1% of the target award amount (the target award is $278,850 for 2020) and Non-threshold Performance Cash awards are capped at 133.1% of the target award amount (the target award is $150,150 for 2020).

At its meeting in February 2020, the Committee established the threshold, target and maximum performance levels of EV growth for Centuri from the baseline of Centuri’s EV as of 2019 year-end. The target EV growth rate level was based on Centuri’s business plan and budget and took into account such factors as budgeted capital expenditures, expected growth within the markets that Centuri serves, competitive factors from other service providers and other business considerations embedded in Centuri’s annual business planning process. The following table summarizes the performance goals for the performance period from 2020 through 2022:

Performance Shares and Performance Cash Performance Level	Three-Year Cumulative EV Growth	Percentage of Target Award Earned
Below Threshold	<20%	No award
Threshold	20%	25%
Target	42%	100%
Maximum	63%	200%

Linear interpolation will be used to compute the percentage of the target award earned. Awards under the plan are to be paid following the end of the performance period.

Perquisites

The Company provides a limited number of perquisites to its executive officers. The NEOs receive car allowances, and reimbursement for annual physical examinations and social club memberships. The Southwest Officers also receive reimbursement once every three years to assist in financial and estate planning. The CEO of Centuri receives life insurance and reimbursement annually for financial planning, estate planning and tax preparation.

Retirement Benefits

Southwest Retirement Benefits. Four retirement benefit plans are available to the Southwest Officers. Two of the plans, the Retirement Plan for Employees of Southwest (“Retirement Plan”) and the Employee Investment Plan (“EIP”), both tax-qualified plans, are available to all Southwest employees. Two additional plans are offered to officers, the Supplemental Executive Retirement Plan (“SERP”) and the Executive Deferral Plan (“EDP”). These additional plans were established to attract and retain qualified executives and to address the dollar limitations imposed on the two tax-qualified plans.

•

Retirement Plan. Benefits under the Retirement Plan are based on (i) the executive’s years of service with the Company, up to a maximum of 30 years, and (ii) the average of the executive’s highest five consecutive years’ salaries, within the final 10 years of service, not to exceed a maximum compensation level established by the Internal Revenue Service.

•

SERP. The SERP is designed to supplement the benefits under the Retirement Plan to a level of 50 - 60% of salary. To qualify for benefits under the SERP, which is based on a 12-month average of the highest consecutive 36-months of salary, an executive is required to have reached (i) age 55, with 20 years of service with the Company, or (ii) age 65, with 10 years of service.

•

EIP. Southwest Officers may participate in the EIP and defer salary up to the maximum annual dollar amount permitted for 401(k) plans under the Internal Revenue Code. Investments of these deferrals are controlled by the individual executives from a selection of investment options offered through the EIP. There are no employer matching contributions for executive deferrals into the EIP.

•

EDP. The EDP supplements the deferral opportunities by permitting executives to defer up to 100% of their annual salary and non-equity incentive compensation. As part of the EDP, the Company provides matching contributions up to 3.5% of annual salary, which vest immediately. Amounts deferred and Company matching contributions bear interest at 150% of the Moody’s Seasoned Corporate Bond Rate (the “Bond Rate”). At retirement or termination, with five years of service with the Company, the Southwest Officers will receive EDP balances paid out at the election of the participant over a period of 10, 15 or 20 years and will be credited during the applicable payment period with interest at 150% of the average of the Bond Rate on each January 1st for the five years prior to the start of retirement.

Centuri Retirement Benefits. Centuri maintains two plans which provide retirement benefits for the Centuri executives, including Mr. Daily: a 401(k) plan and a nonqualified deferred compensation plan, the Executive Deferred Compensation Plan (the “EDCP”).

•

Centuri 401(k) Plan. Mr. Daily receives matching contributions from Centuri to his account in the Centuri 401(k) Plan, consistent with all other employees participating in the plan. Centuri matches 100% of Mr. Daily’s pre-tax contributions up to the first 3% of his base salary and 50% on the next 4%. All matching contributions are subject to certain limits as determined by law.

•

EDCP. Under the nonqualified deferred compensation plan maintained by Centuri, certain employees, including Mr. Daily, are permitted to voluntarily defer receipt of up to 80% of base salary and up to 80% of other cash compensation. Employer matching contributions in the deferred compensation plan are equal to the first 5% of the compensation deferred by the employee under the plan. Matching contributions vest immediately. Participants may allocate deferred cash amounts among (i) a group of notional accounts that mirror the gains and/or losses of various investment alternatives that do not provide for above-market or preferential earnings and (ii) an account with returns based on Centuri’s financial performance (“Performance Fund”). Mr. Daily must invest at least 25% of his annual incentive compensation in the Performance Fund until he meets the established investment requirement of four times his base salary. The four times base salary amount is split equally between the Performance Fund and Company stock ownership. Performance Fund investments grow or depreciate based on Centuri’s EV growth rate. The maximum annual loss of the Performance Fund is negative five percent and the maximum annual gain is fifteen percent.

Executive Agreements

Southwest Change in Control Agreements. The Company offers change in control agreements to the Southwest Officers to align their interests with stockholders and to retain and motivate high caliber executive talent. Providing change in control benefits is designed to reduce the reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders and helps ensure stability and continued performance during the potentially protracted process of merging with or acquiring entities subject to utility regulation. These change in control agreements do not include gross-up payments to reimburse the executive for certain excise taxes imposed under Internal Revenue Code Section 4999. Instead, the change in control agreements employ a “best net” approach whereby change in control benefits would be reduced if a reduced benefit would result in a greater after-tax benefit to the officer after the application of the excise taxes under Internal Revenue Code Section 4999.

The terms of the change in control agreements, as well as an estimate of the compensation that would have been payable had they been triggered as of fiscal year-end, are discussed in more detail under “Post-Termination Benefits” below.

Centuri CEO Employment Agreement. Centuri is currently a party to an employment agreement with Mr. Daily (“Employment Agreement”). Under the terms of the Employment Agreement, Mr. Daily is entitled to payments and benefits upon certain employment termination events both in the absence of and following certain change in control events of Centuri or the Company. The termination provisions of the Employment Agreement provide Mr. Daily with a fixed amount of compensation upon termination as an incentive to forgo other opportunities in order to join or maintain employment with Centuri. At the time of entering into this agreement, we considered our aggregate potential obligations in the context of the desirability of hiring Mr. Daily, as well as the benefits of securing non-competition and other restrictive covenants included in the Employment Agreement. The Employment Agreement does not contain excise tax gross-up provisions and employs a “best net” approach to potential change in control severance payments.

More detailed discussion of the Employment Agreement, as well as an estimate of the compensation that would have been payable had various provisions been triggered as of fiscal year-end, are described in “Post-Termination Benefits” below.

Analysis of Risk in Company Executive Compensation Policies

On an annual basis, Company management reviews, analyzes and considers whether the Company’s compensation policies and practices encourage unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on the Company. One of the primary purposes of this review is to ensure that our incentive compensation programs do not inappropriately encourage unnecessary or excessive risk taking at any level in the organization that would be reasonably likely to have a material adverse effect on the Company. The Committee oversees the risk review process. In 2020, management concluded that the Company’s compensation policies and practices do not encourage executives or other employees to take inappropriate risks that are reasonably likely to have a material adverse effect on the Company.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code currently imposes a $1 million limit on the amount that a public company may deduct for compensation paid to certain current and former executive officers in any one year. The Tax Cuts and Jobs Acts of 2017 eliminated the “performance-based compensation” exception under Section 162(m) effective January 1, 2018, subject to a special rule that “grandfathers” certain awards or arrangements that were in effect on or before November 2, 2017. There can be no assurance that compensation structured prior to 2018 with the intent of qualifying as performance-based compensation will be deductible under Section 162(m). Additionally, compensation awarded in 2018 and future years to covered employees in excess of $1 million will generally not be deductible. The Committee retains the discretion to establish the compensation as the Committee may determine is in the best interest of the Company and its stockholders, and without regard to any limitation provided in Section 162(m). This discretion is an important feature of the Committee’s compensation practices because it provides the Committee with sufficient flexibility to respond to specific circumstances facing the Company.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table (2020, 2019 and 2018)

The following table includes information concerning compensation during 2020, 2019 and 2018 for the named executive officers, whom we refer to as the “NEOs.”

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)(1)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)(7)(8)	Total ($)
John P. Hester	2020	1,005,943	—	2,558,720	1,249,500	1,636,794	60,820	6,511,777
President and Chief Executive Officer	2019	933,493	—	1,944,941	1,150,500	1,783,655	58,135	5,870,724
	2018	858,288	—	1,418,123	1,125,000	651,174	43,900	4,096,485
Gregory J. Peterson	2020	418,646	—	575,314	336,473	829,999	35,625	2,196,057
Senior Vice President/ Chief Financial Officer	2019	387,790	—	402,127	312,292	771,233	31,544	1,904,986
	2018	335,353	—	63,944	279,120	274,074	23,783	976,274

Paul M. Daily	2020	736,828	—	938,187	1,747,272	40,471	92,388	3,555,146
President and Chief Executive Officer for Centuri Group, Inc.	2019	704,905	—	364,658	872,109	3,032	87,131	2,031,835
	2018	564,556	—	—	830,315	32,557	318,223	1,745,651
Karen S. Haller	2020	465,426	—	716,568	424,830	964,385	24,655	2,595,864
Executive Vice President/Chief Legal and Administrative Officer	2019	436,970	—	635,347	405,330	936,175	39,427	2,453,249
	2018	402,742	—	324,020	341,250	56,380	35,183	1,159,575
Eric DeBonis	2020	362,888	—	327,011	240,018	684,479	36,615	1,651,011
Senior Vice President/Operations Southwest Gas Corporation	2019	346,096	—	325,778	230,400	682,383	40,100	1,624,757
	2018	327,770	—	249,074	207,700	26,831	36,951	848,326

(1)	Amounts shown in this column include any amounts deferred by the NEOs into 401(k) and nonqualified deferral plans.
(2)

Amounts shown in this column represent the aggregate grant date fair value of awards of Performance Shares, time-lapse RSUs, and Non-threshold Performance Shares granted in 2018, 2019 and 2020. In each case, the amounts were determined in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 based on the Common Stock share price on the date of grant. The value ultimately realized by the NEO upon actual vesting of the awards may or may not be equal to this determined value. The assumptions used to calculate these amounts are included in “Note 9 – Share-Based Compensation” of Exhibit 13.01 to our 2020 Annual Report on Form 10-K. However, as required, the amounts shown exclude the impact of estimated forfeitures. Performance Share values were calculated based on the probable outcome of the performance condition as of the grant date, which was determined to equal target performance. For the Southwest Officers, Performance Shares generally vest upon completion of a three-year performance period, with the amount that vests based on the achievement of certain company financial targets and stockholder returns. The final amount of earned Performance Shares can range from 0% to a maximum of 195% (assuming the highest level of performance) of the amount of unearned Performance Shares granted, and upon settlement, shares of Common Stock are issued for each earned Performance Share. The value of Performance Shares granted in 2020, assuming achievement of the highest level of performance for the three-year performance period ending December 31, 2022, and using the closing price of Common Stock as of the date of grant in accordance with ASC Topic 718, would be as follows: for Mr. Hester, $3,646,134; for Mr. Peterson, $801,383; for Ms. Haller, $991,626; and for Mr. DeBonis, $425,114. The time-lapse RSUs vest in three annual installments of 40%, 30%, 30% respectively following the grant, assuming the NEO continues to meet the requirements for vesting. Award agreements for Performance Shares and time-lapse RSUs give holders the right to receive dividend equivalent payments as and when dividends are paid on Common Stock, which dividends are reallocated into additional equity awards of the same type and with the same vesting schedule as the original award.

(3)

For Mr. Daily, Performance Share and Non-threshold Performance Share values were calculated based on the probable outcome of the performance condition as of the grant date, which was determined to equal target performance. Performance Shares generally vest upon completion of a three-year performance period, with the amount that vests based on the achievement of certain Centuri financial targets. The final amount of earned Performance Shares can range from 0% to a maximum of 200% (assuming the highest level of performance) of the amount of unearned Performance Shares granted, and upon settlement, shares of Common Stock are issued for each earned Performance Share. For Mr. Daily, the value of Performance Shares and Non-threshold Performance Shares granted in 2020, assuming achievement of the highest level of performance for the three-year performance period ending December 31, 2022, and using the closing price of Common Stock as of the date of grant in accordance with ASC Topic 718, would be $1,688,080. The Non-threshold Performance Shares vest three years after grant, assuming Mr. Daily continues to meet the requirements for vesting. The award of Non-threshold Performance Shares is not subject to a threshold to generate payment, but they are impacted by the change in Centuri EV at the end of the performance period. Non-Threshold Performance Shares are capped at 133.1% of the target award amount (the target award is $278,850 for 2020). Mr. Daily’s award agreement for Performance Shares and Non-threshold Performance Shares gives him the right to receive dividend equivalent payments as and when dividends are paid on Common Stock, which dividends are reallocated into additional equity awards of the same type and with the same vesting schedule as the original award

(4)

Amounts shown in this column represent the cash awards paid in 2019, 2020 and 2021 for services performed in 2018, 2019 and 2020, respectively. For Mr. Daily, the amounts shown in this column also include the cash portion of his long-term incentive awards for the performance periods beginning in 2018, 2017 and 2016 and paid in 2021, 2020 and 2019, respectively. Mr. Daily’s 2020 annual incentive cash award amount was $1,054,541, while his long-term incentive cash award amount for the three year performance period beginning in 2018 was $692,731.

(5)

The aggregate change in the actuarial present value of the Southwest Officers’ accumulated benefit under the Retirement Plan and the SERP for 2020 and the above-market interest (in excess of 120% of the applicable federal long-term rate with compounding) earned by NEOs on executive deferral plan balances for 2020 are as follows:

	Increase in Pension Values ($)	Above-Market Interest ($)
Mr. Hester	1,497,964	138,830
Mr. Peterson	795,373	34,626
Mr. Daily	—	40,471
Ms. Haller	917,597	46,788
Mr. DeBonis	648,364	36,115

No amounts are payable from the pension plans before a participant attains age 55 and experiences a separation in service from the Company.

(6)	Employer matching contributions under the EDP for Southwest Officers and Centuri’s 401(k) and nonqualified deferral plan for Mr. Daily in 2020 were as follows:

Matching Contributions ($)
Mr. Hester	34,125
Mr. Peterson	14,625
Mr. Daily	51,262
Ms. Haller	2,466
Mr. DeBonis	12,600

Centuri matches 100% of Mr. Daily’s pre-tax contributions up to the first 3% of his base salary under its 401(k) plan. Thereafter, Centuri matches 50% of Mr. Daily’s pre-tax contributions up to the next 4% of his base salary. All matching contributions are subject to certain limits as determined by law, and Mr. Daily received $13,678 of matching contributions in the 401(k). Employer matching contributions in Centuri’s nonqualified deferral plan are equal to the first 5% of the compensation deferred under the plan, and Mr. Daily received $37,584 of matching contributions in the nonqualified deferral plan. Matching contributions to Southwest Officers under the EDP equal 50% of the amount deferred by each officer up to 3.5% of the officer’s respective annual salary.

(7)

The aggregate incremental costs of the perquisites and personal benefits to the NEOs are based on the taxable value of the personal use of company cars, while the car allowance, club dues, life insurance, financial planning and physicals are based on the cost to the Company. The life insurance benefit provided to the Southwest Officers is available generally to all salaried employees, so cost information is omitted from the table below. For Mr. Daily, the life insurance cost relates to purchase of coverage for him by Centuri. The perquisites and personal benefits, by type and amount, for 2020 are as follows:

	Car Allowance ($)	Club Dues ($)	Physicals ($)	Financial Planning ($)	Life Insurance ($)
Mr. Hester	21,600	2,595	2,500	—	—
Mr. Peterson	18,000	—	2,500	—	—
Mr. Daily	29,150	4,270	1,965	—	5,741
Ms. Haller	17,094	2,595	2,500	—	—
Mr. DeBonis	18,000	3,515	2,500	—	—

(8)	A charitable matching gift donation of $500 made by the Company on behalf of Mr. Peterson is included in the amount shown for

Mr. Peterson in the “All Other Compensation” column.

EXECUTIVE COMPENSATION TABLES

Grants of Plan-Based Awards (2020)

The following table sets forth information regarding each grant of an award made under our Incentive Plans to our NEOs during the fiscal year ended December 31, 2020. All awards were granted on February 24, 2020.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)(3)			All Other Stock Awards (#)		Grant Date Fair Value of Stock Awards($)(4)
Name	Award Type	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John P. Hester	Annual Cash(1)	735,000	1,050,000	1,470,000	—	—	—	—		—
	Performance Shares	—	—	—	12,192	24,385	47,550	—		1,869,842
	RSUs	—	—	—	—	—	—	8,984	(5)	688,878
Gregory J. Peterson	Annual Cash(1)	197,925	282,750	395,850	—	—	—	—		—
	Performance Shares	—	—	—	2,680	5,359	10,451	—		410,928
	RSUs	—	—	—	—	—	—	2,144	(5)	164,386
Paul M. Daily	Annual Cash(1)	478,400	736,000	1,251,200	—	—	—	—		—
	Performance Shares	—	—	—	2,141	8,565	17,129	—		656,731
	Non-threshold Performance Shares(6)	—	—	—	—	3,671	4,885	—		281,456
	Long-Term Cash(7)	87,588	500,500	900,550	—	—	—	—		—
Karen S. Haller	Annual Cash(1)	249,900	357,000	499,800	—	—	—	—		—
	Performance Shares	—	—	—	3,316	6,632	12,932	—		508,542
	RSUs	—	—	—	—	—	—	2,713	(5)	208,026
Eric DeBonis	Annual Cash(1)	154,140	220,200	308,280	—	—	—	—		—
	Performance Shares	—	—	—	1,422	2,843	5,544	—		218,001
	RSUs	—	—	—	—	—	—	1,422	(5)	109,009

(1)

The amounts reflect the estimated payments which could have been made under the annual cash component of our incentive compensation program, based upon the participant’s annual salary as of the date presented. The program provides that executive officers may receive annual cash incentive awards based on performance and profitability measures. The Committee establishes annual target awards for each such officer. The actual amounts received by the NEOs for 2020 performance under the program are set forth under the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table.” Annual cash incentives are described in further detail under “Compensation Discussion and Analysis – Incentive Compensation – Annual Incentive Compensation.”

(2)

For the Southwest Officers, the amounts shown represent the number of shares of Common Stock that could be earned with respect to Performance Shares granted in 2020 under the long-term performance component of our incentive compensation program. The number of Performance Shares that will become earned and vested, and the resulting number of shares of Common Stock to be issued, will be determined after completion of the three-year performance period ending December 31, 2022, and the number of shares can range from 50% at threshold to a maximum of 150% of the target number, subject to 30% upward, or 15% downward, adjustment based on a total shareholder return modifier. When threshold performance is achieved, the number of shares earned will not be adjusted below 50% of the target number.

(3)

For Mr. Daily, the amounts shown represent the number of shares of Common Stock that could be earned with respect to Performance Shares granted in 2020 under the long-term performance component of the Centuri incentive compensation program. The number of Performance Shares that will become earned and vested, and the resulting number of shares of Common Stock to be issued, will be determined after completion of the three-year performance period ending December 31, 2022, and the number of shares can range from 25% at threshold to a maximum of 200% of the target number. If Centuri EV growth does not achieve threshold, then no amount is paid.

(4)

The amounts shown reflect the aggregate grant date fair value (based on the closing price of Common Stock on the date of grant) of time-lapse RSUs, Performance Shares, or Non-threshold Performance Shares granted on February 24, 2020, to the NEOs, calculated in accordance with FASB ASC Topic 718. With respect to the Performance Shares and Non-threshold Performance Shares granted, the amount represents the grant date fair value of the target award.

(5)

The amounts shown represent the number of time-lapse RSUs that were granted in 2020 under the long-term component of our incentive compensation program. The RSUs awarded vest over three years, 40% at the end of the first year and 30% at the end of each of the second and third years, assuming the NEO continues to meet the requirements for vesting, and the initial vesting occurred in the first quarter of 2021. For further details regarding the 2020 long-term components of our incentive compensation program, see “Compensation Discussion and Analysis – Incentive Compensation – Long-Term Incentive Compensation.”

(6)

The amounts shown represent the number of Non-threshold Performance Shares that were granted in 2020 under the long-term component of Centuri’s incentive compensation program. The Non-threshold Performance Shares awarded vest at the end of the three year performance period, assuming Mr. Daily meets the requirements for vesting. Non-threshold Performance Shares are not subject to a threshold to generate an award, but they can be increased or decreased based on the percentage change of Centuri’s EV. If EV increases over the performance period, the award is increased by the percent of increase. Similarly, the Non-threshold Performance Share award is decreased by the same percent of decrease if EV decreases over the performance period. Non-threshold Performance Shares are capped at 133.1% of the target award amount (the target award is $278,850 for 2020). True Performance Shares make up 70% of Mr. Daily’s long term equity incentive, while 30% is made up of Non-threshold Performance Shares.

(7)

The amounts reflect the estimated payments which could be made under the long-term cash component of Mr. Daily’s incentive compensation, based upon his annual salary as of December 31, 2019, as required under the Centuri Long-Term Incentive Plan for 2020. The program provides that Mr. Daily may receive a cash incentive award based on performance and profitability measures, with 70% of the award as Performance Cash and 30% of the award as Non-threshold Performance Cash. The amount of the award that will become earned and payable will be determined after completion of the three-year performance period ending December 31, 2022. The value for the Performance Cash award can range from 25% of the target value at threshold to a maximum of 200% of the target value (the target award is $350,350 for 2020). Non-threshold Performance Cash awards are not subject to a threshold to generate an award, but they can be increased or decreased based on the percentage change of Centuri’s EV. Non-threshold Performance Cash awards are capped at 133.1% of the target award amount (the target award is $150,150 for 2020). This program is described in further detail under “Compensation Discussion and Analysis – Incentive Compensation – Long-Term Incentive Compensation.”

EXECUTIVE COMPENSATION TABLES

Outstanding Equity Awards at Fiscal Year-End 2020

The following table sets forth information regarding unvested time-lapse RSUs, Performance Share, and Non-threshold Performance Share awards for each of the NEOs, in each case, outstanding as of December 31, 2020, and assuming target performance.

	Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
John P. Hester	15,794	959,486	42,686	2,593,181
Gregory J. Peterson	3,297	200,280	9,154	556,119
Paul M. Daily	—	—	17,331	1,052,861
Karen S. Haller	4,663	283,254	12,681	770,384
Eric DeBonis	2,699	163,949	5,727	347,927

(1)

There were no securities underlying either unexercised stock options, which were exercisable or unexercisable, or unexercised unearned options granted under any equity incentive plan at the end of fiscal 2020.

(2)

Represents time-lapse RSUs, which vest in annual installments over the course of the three years following the grant, assuming the NEO continues to meet the requirements for vesting, as reflected in the following tables. Grants in 2020 reflected below include amounts discussed in footnote (5) to the “Grants of Plan-Based Awards (2020)” table.

Outstanding time-lapse RSUs vesting over three years, 40% at the end of the first year and 30% at the end of each of the second and third years, granted in 2018, 2019 and 2020, including dividends reinvested, vest as follows:

	Grant Year	Vests January 2021 (#)	Vests January 2022 (#)	Vests January 2023 (#)
Mr. Hester	2020	3,716	2,787	2,787
	2019	2,247	2,247	—
	2018	2,012	—	—
Mr. Peterson	2020	887	665	665
	2019	464	464	—
	2018	151	—	—
Mr. Daily	2020	—	—	—
	2019	—	—	—
	2018	—	—	—
Ms. Haller	2020	1,122	842	842
	2019	699	699	—
	2018	460	—	—
Mr. DeBonis	2020	588	441	441
	2019	418	418	—
	2018	393	—	—

Vesting provisions of time-lapse RSUs following certain termination events are discussed below under “Post-Termination Benefits.”

(3)	The market value of Common Stock was $60.75 per share, the closing price on the last trading day of 2020.
(4)

Represents Performance Shares and Non-threshold Performance Shares awarded for the performance period beginning January 1, 2019 and January 1, 2020. See footnotes (2), (3), and (6) to the “Grants of Plan-Based Awards (2020)” table and “Post-Termination Benefits” for a discussion of the vesting terms of our Performance Shares and Non-threshold Performance Shares. Assuming achievement of target performance, the number of Performance Shares and Non-threshold Performance Shares indicated (plus accumulated dividends reinvested) will vest following the three-year performance period ending December 31, 2021, and/or December 31, 2022.

Pension Benefits

We offer two defined benefit retirement plans to the Southwest Officers. They include the Retirement Plan, which is available to all employees of Southwest, and the SERP.

Benefits under the Retirement Plan are based on each Southwest Officer’s (i) years of service with Southwest, up to a maximum of 30 years, and (ii) highest average annual salary over a period of five consecutive years within the final 10 years of service, not to exceed a maximum compensation level established by the Internal Revenue Service. Vesting in the Retirement Plan occurs after five years of service with Southwest.

The SERP is designed to supplement the benefits under the Retirement Plan to a level of 50-60% of salary, as shown in the “Salary” column of the Summary Compensation Table. Salary is based on the 12-month average of the highest consecutive 36 months of salary at the time of retirement. Vesting in the SERP occurs at age 55, with 20 years of service, or at age 65 with 10 years of service with Southwest.

Upon retirement, the plans will provide a lifetime annuity to the Southwest Officers, with a 50% survivor benefit to their spouses and an option to choose a 75% survivor benefit to their spouses. No lump sum payments are permitted under the plans except when the amount is less than $5,000.

Messrs. Hester and Peterson are vested in both plans and both would receive full benefits if they were to retire as of the date of this Proxy Statement. Ms. Haller is vested in both plans, and her benefits would be reduced by 7.75% if she retired as of the date of this Proxy Statement. Mr. DeBonis is vested only in the Retirement Plan and, if he left the Company as of the date of this Proxy Statement, his accrued benefit under the Retirement Plan would be reduced by 58.56% assuming benefits commenced at age 55. Mr. DeBonis would also receive a limited benefit under the SERP of $12,962 annually.

Pension Benefits as of December 31, 2020

The following table sets forth the number of years of credited service and present value of accumulated benefits as of December 31, 2020, and payments received during the last fiscal year, under both the Retirement Plan and the SERP for each NEO.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
John P. Hester	Retirement Plan	30	2,558,764	—
	SERP	30	7,991,378	—
Gregory J. Peterson	Retirement Plan	25	1,786,202	—
	SERP	25	2,138,278	—
Paul M. Daily	N/A	N/A	N/A	N/A
Karen S. Haller	Retirement Plan	23	1,946,289	—
	SERP	23	2,624,800	—
Eric DeBonis	Retirement Plan	27	2,270,345	—
	SERP	27	1,380,831	—

(1)

The valuation method and all material assumptions applied in quantifying the present value of the accrued benefits are described in “Note 11—Pension and Other Postretirement Benefits” of Exhibit 13.01 to our 2020 Annual Report on Form 10-K.

Nonqualified Deferred Compensation (2020)

We maintain nonqualified deferred compensation plans under which our NEOs are permitted to defer base salary and other cash compensation. These plans are described in detail under “Compensation Discussion & Analysis—Retirement Benefits.” The following table describes the nonqualified deferred compensation activity for each of our NEOs during fiscal year 2020.

Name	Executive Contributions in Last Fiscal Year($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)(3)
John P. Hester	100,000	34,125	272,660	—	5,229,762
Gregory J. Peterson	104,245	14,625	64,550	—	1,205,293
Paul M. Daily	289,191	37,584	39,878	—	2,027,128
Karen S. Haller	137,616	2,466	86,669	—	1,574,417
Eric DeBonis	92,160	12,600	66,160	—	1,187,773

(1)	Amounts shown in this column are included in the “Salary” and “Non-Equity Incentive Compensation” columns of the “Summary Compensation Table.”
(2)

Deferred compensation earnings, which were above-market, and Company contributions are also reported in the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and the “All Other Compensation” columns, respectively, of the “Summary Compensation Table.” Those amounts for the NEOs are as follows:

	Above-Market Interest	Company Contributions	Total
Mr. Hester	$138,830	$34,125	$172,955
Mr. Peterson	34,626	14,625	49,251
Mr. Daily	40,471	37,584	78,055
Ms. Haller	46,788	2,466	49,254
Mr. DeBonis	36,115	12,600	48,715

(3)	The amounts reported in this column that were previously reported as compensation to the NEOs in the Summary Compensation Table for previous years are as follows:

	2018	2019	2020
Mr. Hester	$660,064	$756,983	$272,955
Mr. Peterson	175,030	233,795	153,496
Mr. Daily	641,764	248,240	367,246
Ms. Haller	227,012	289,699	186,869
Mr. DeBonis	108,923	127,555	140,875

Post-Termination Benefits

Each Southwest Officer has a change in control agreement, which provides benefits upon certain termination events following a change in control. Centuri is party to an employment agreement with Mr. Daily pursuant to which he is entitled to benefits upon the occurrence of specified termination events, both following and in the absence of a change in control. Incentive programs for the NEOs also provide for vesting of awards upon the occurrence of specified termination events in the absence of a change in control. Regardless of the manner in which an NEO’s employment is terminated, the officer is entitled to receive the amount of any accrued but unpaid base salary, amounts contributed (or otherwise vested) under 401(k) or nonqualified deferral plans, and amounts accrued and vested through Southwest’s Retirement Plan and SERP.

Following Change in Control

The Southwest Officers’ change in control agreements are triggered by certain termination events following a change in control of either the Company or Southwest, and the change in control provision of Mr. Daily’s employment agreement is triggered by certain termination events following a change in control of Centuri or the Company. Covered termination events include (i) the termination of employment by the employer without cause and (ii) termination by the employee as a result of a significant reduction in duties, responsibilities or compensation or a change in location. If a termination event occurs within two years after a change in control (collectively referred to as a “Double Trigger Event”), the affected NEOs would receive the following benefits (as applicable):

•	Salary for three years for our CEO, two and one-half years for all other Southwest Officers and two years for Mr. Daily;

•	Annual incentive compensation for three years for our CEO, two and one-half years for all other Southwest Officers, and two years of all cash incentive compensation for Mr. Daily;

•

Welfare benefits including the cost of medical, dental, disability, and life insurance coverage under the current employer plans (for three years for our CEO, two and one-half years for all other Southwest Officers and two years for Mr. Daily);

•	Vesting of unvested time-lapse RSUs for the Southwest Officers and vesting of Performance Shares and Non-threshold Performance Shares for Mr. Daily;

•	Additional credit that may affect eligibility, vesting and the calculation of benefits under the SERP; and

•	Outplacement services of up to $30,000.

•

A change in control with respect to the Company includes: approval by the stockholders of the Company of the dissolution or liquidation of the Company; a merger or similar transaction resulting in more than a 50% change of ownership of the Company; a sale of substantially all of the Company’s business and/or assets to a person or entity that is not a subsidiary of the Company; acquisition by one person or a group of persons of at least 30% of the combined voting power of the Company; and during any two year period replacement of at least 50% of the directors unless the election of each new director was approved by a vote of at least three-fourths of the directors then still in office who were directors at the beginning of such period. Any of the foregoing events with respect to Southwest constitutes a change in control of Southwest, and any of the foregoing events with respect to Centuri constitutes a change in control of Centuri.

Pursuant to their change in control agreements, Southwest Officers agreed not to publicly disparage the Company. In addition, severance payable under the agreements is subject to the Southwest Officers’ execution of a release of claims against the Company, which includes a covenant prohibiting disclosure of the Company’s confidential information. Mr. Daily’s employment agreement contains non-compete and non-solicitation provisions, which apply during his employment and for a period of two years after his employment ends, and also contains confidentiality and non-disparagement provisions. Mr. Daily’s severance payments are also subject to a release of claims against Centuri.

In addition to benefits provided under the change in control agreements, Performance Share, Non-threshold Performance Share, and time-lapse RSU awards provide for vesting of awards following a change in control (as described in footnote (1) to the following table).

Under the assumption that a Double Trigger Event occurred on December 31, 2020, based on the terms of the change in control agreements for the Southwest Officers and the Employment Agreement for Mr. Daily, it is estimated that the NEOs would have received the compensation presented in the following table.

Name	Salary	Incentive Compensation	Welfare Benefits	Stock Acceleration(1)	Outplacement Services	Additional SERP Benefits(2)	Total
John P. Hester	$3,150,000	$3,150,000	$53,806	$2,177,711	$30,000	$417,940	$8,979,457
Gregory J. Peterson	1,087,500	706,875	43,638	458,809	30,000	—	2,326,822
Paul M. Daily	1,472,000	2,473,000	61,610	445,731	30,000	N/A	4,482,341
Karen S. Haller	1,190,000	892,500	54,156	657,993	30,000	1,002,004	3,826,653
Eric DeBonis	917,500	550,500	53,812	336,370	30,000	1,453,909	3,342,091

(1)

All time-lapse RSUs of the Southwest Officers would vest upon a Double Trigger Event. A pro rata portion of the target number of Performance Shares based on the number of months of service relative to the 2019-2021 and 2020-2022 three-year performance periods would vest upon a Double Trigger Event. For Mr. Daily, a pro-rata portion of the target number of 2019-2021 and 2020-2022 Performance Shares and Non-threshold Performance Shares would vest upon a Double Trigger Event. As of December 31, 2020, the pro rata amount equaled one-third of the target number for the 2020-2022 performance period and two-thirds of the target number for the 2019-2021 performance period. The value of Performance Shares, Non-threshold Performance Shares and time-lapse RSUs set forth above is based on the closing price of Common Stock on the last trading day of 2020 ($60.75).

(2)

Additional SERP benefits are shown on a present value basis, using the valuation method and all material assumptions described in “Note 11—Pension and Other Postretirement Benefits” of Exhibit 13.01 to our 2020 Annual Report on Form 10-K.

Absent a Change in Control

Southwest Officers. Incentive programs for the Southwest Officers provide for vesting of awards upon the occurrence of specified termination events in the absence of a change in control.

•

Annual Incentive Plan. Southwest’s annual cash incentive plan states that if employment terminates as a result of death or disability, or when the officer is eligible for retirement under our Retirement Plan, the officer will receive a prorated incentive plan payout for the portion of the performance period that the officer was employed. As of December 31, 2020, Messrs. Hester and Peterson and Ms. Haller were age 55 or older and eligible for retirement, but Mr. DeBonis was not. Accordingly, if any Southwest Officer had terminated employment on December 31, 2020, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, the officer would have been entitled to receive a full incentive plan award because December 31, 2020 was the final day of the applicable performance period. The values for these payouts are set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

•

RSUs. As of December 31, 2020, each Southwest Officer held unvested time-lapse RSUs. The respective award agreements generally require the officer to be employed by us on the applicable vesting dates to receive the awarded shares, but if employment terminates earlier as a result of death or disability, or when the officer is eligible for retirement under our Retirement Plan, the officer will receive all of the unvested shares. Accordingly, if any Southwest Officer had terminated employment on December 31, 2020, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, the value of the time-lapse RSUs, based on a stock price of $60.75 per share (the closing price of Common Stock on the last trading day of 2020), that the officer would have been entitled to is: for Mr. Hester, $959,486; for Mr. Peterson, $200,280; for Ms. Haller, $283,254; and for Mr. DeBonis, $163,949.

•

Performance Shares. As described above under “Grants of Plan-Based Awards During 2020,” we granted Performance Share awards to the Southwest Officers in February 2020 under which shares of Common Stock (plus accumulated cash dividends) will be issued to them based on Company performance from 2020 through 2022. The award agreements generally require the officer to be employed by us on the last day of the performance period to receive an award payout, but if employment terminates earlier as a result of death, disability, or retirement after reaching age 55, the officer will be entitled to a prorated award payout. In the case of disability or death, a pro rata portion of the target number of Performance Shares would be paid promptly. Following retirement, an officer would receive a payout at the end of the applicable performance period based on the Company’s actual performance against the performance goals. If any Southwest Officer had terminated employment on December 31, 2020, as a result of death, disability or, other than in the case of Mr. DeBonis, retirement, his or her target award for the performance period from 2020 through 2022 would have been reduced to one-third of the original target award reflecting employment for one year of the three-year performance period. Additionally, the Southwest Officers were granted Performance Shares in February 2019 under which shares of Common Stock (plus accumulated cash dividends) will be issued to them based on Company performance from 2019 through 2021. Assuming termination of employment as described above, the target award for the performance period from 2019 through 2021 would have been reduced to two-thirds of the original target award reflecting employment for two years of the three-year performance period. The value of the prorated award payouts for both tranches of Performance Shares, based on a stock price of $60.75 per share (which was the closing price of Common Stock on the last trading day of 2020), for each Southwest Officer is: for Mr. Hester, $1,218,226; for Mr. Peterson, $258,530; for Ms. Haller, $374,739; and for Mr. DeBonis, $172,420. For purposes of the retirement scenario, whereby pro rata payouts would occur based on actual performance at the end of the three-year performance period, the above amounts assume achievement of target performance and do not include any estimated amounts for accumulated dividends.

Centuri. In the event of termination of Mr. Daily’s employment by reason of retirement, death, disability, termination for cause or without good reason, or termination without cause or for good reason, he would be provided with the benefits described below.

Cash Incentive Payments Made Upon Retirement, Death or Disability. Centuri’s annual incentive and long-term incentive plans generally require the officer to be employed by Centuri on the date that the awards are paid to receive the cash awards, but if employment terminates earlier as a result of death or disability, or when the officer is retirement age, the officer may receive a prorated award at the Centuri CEO’s discretion. As of December 31, 2020, Mr. Daily was eligible for retirement under both Centuri incentive plans. If Mr. Daily had terminated employment on December 31, 2020, as a result of death, disability or retirement, he would have been eligible to receive a full annual incentive plan award because December 31, 2020, was the final day of the applicable performance period. The value for this payout is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. If Mr. Daily had terminated employment on December 31, 2020, as a result of death, disability or retirement, his target award under Centuri’s long-term incentive plan for the performance period from 2020 through 2022 would have been reduced to one-third of the original target award reflecting employment for one year of the three-year performance period and his target award under Centuri’s long-term incentive plan for the performance period from 2019 through 2021 would have been reduced to two-thirds of the original target award reflecting employment for two years of the three-year performance period. He would have been eligible to receive a payout at the end of the applicable performance periods based on Centuri’s actual performance. Assuming achievement of target performance for the performance period from 2020 through 2022 and the performance period from 2019 through 2021, the value of the cash long-term incentive that Mr. Daily would be entitled to receive would be $481,832. In addition, in the event of termination for disability, Mr. Daily’s employment agreement provides for a severance benefit equal to one year of base salary. Under the assumption that termination occurred on December 31, 2020 due to disability, Mr. Daily would have been entitled to a benefit of $736,000 pursuant to his employment agreement.

•

Payments Made Upon Termination for Cause or Without Good Reason. In the event of termination for cause by Centuri or voluntary resignation by Mr. Daily without good reason, his employment agreement and incentive plans provide for no severance benefits. The employment agreement defines “good reason” as (i) any requirement that Mr. Daily relocate, (ii) material failure by the employer to comply with the compensation provisions of the employment agreement or (iii) a significant reduction in duties, responsibilities or compensation.

•

Payments Made Upon Termination Without Cause or For Good Reason. In the event of a voluntary termination for good reason or termination by Centuri without cause, Mr. Daily’s employment agreement provides for a severance benefit equal to two years of base salary, the value of any unpaid annual incentive from the year prior to the termination and two years of welfare benefits, including the cost of medical, dental and vision insurance coverage under the current Centuri plans. Under the assumption that termination occurred on December 31, 2020, Mr. Daily would have been entitled to a benefit of $1,521,727, including $1,472,000 in base salary and $49,727 in welfare benefits.

•

Performance Shares and Non-Threshold Performance Shares. In the event of Mr. Daily’s death, disability, job elimination or termination following a change in control, restrictions on Performance Shares and Non-threshold Performance Shares are removed and a pro-rata portion of the unvested shares become vested. The number of shares that vest is determined by multiplying the ratio of actual months of service in the three-year performance period by the number of shares earned at target performance. The value of the shares, based on a stock price of $60.75 per share (the closing price of Common Stock on the last trading day of 2020), that Mr. Daily would have been entitled to based on a December 31, 2020, termination date is $445,731. In the event of Mr. Daily’s retirement, the number of Performance Shares and Non-threshold Performance Shares that vest is determined by multiplying the ratio of actual months of service in the three-year performance period by the shares earned based on actual performance at the end of the performance period. Assuming Mr. Daily retired on December 31, 2020, based on a stock price of $60.75 per share (the closing price of Common Stock on the last trading day of 2020), the value of the shares Mr. Daily would have received is $445,731. For purposes of the retirement scenario, whereby pro rata payouts would occur based on actual performance at the end of the three-year performance period, the above amounts assume achievement of target performance and do not include any estimated amounts for accumulated dividends.

DIRECTOR COMPENSATION

2020 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Robert L. Boughner	82,500	131,215	37,345	114	251,174
José A. Cárdenas	97,500	131,215	—	114	228,829
Thomas E. Chestnut(6)	41,250	131,215	68,652	53	241,170

Stephen C. Comer	98,000	131,215	46,217	114	275,546
Jane Lewis-Raymond	82,500	131,215	—	114	213,829
Anne L. Mariucci	82,500	131,215	39,186	114	253,015
Michael J. Melarkey	166,250	131,215	52,717	114	350,296
A. Randall Thoman	102,500	131,215	29,123	114	262,952
Thomas A. Thomas	82,500	131,215	29,590	114	243,419
Leslie T. Thornton	82,500	131,215	5,720	114	219,549

(1)	On February 24, 2020, each director serving at that time received 1,711 restricted stock units. The Company does not issue option awards.
(2)

The restricted stock units are valued at the closing price of Common Stock on the date of grant. The grant date fair value of the restricted stock units granted in 2020 was based on the closing price of Common Stock of $76.68 on February 24, 2020. The amounts were determined in accordance with FASB ASC Topic 718. The assumptions used to calculate these amounts are included in “Note 9 – Share-Based Compensation” of Exhibit 13.01 to our 2020 Annual Report on Form 10-K.

(3)	Stock awards outstanding at December 31, 2020, for each of the listed directors are as follows. There are no outstanding option awards.

Stock Awards(#)
Mr. Boughner	28,410
Mr. Cárdenas	17,704
Mr. Chestnut(6)	—
Mr. Comer	26,355
Ms. Lewis-Raymond	3,572
Ms. Mariucci	28,124
Mr. Melarkey	26,314
Mr. Thoman	24,094
Mr. Thomas	28,410
Ms. Thornton	3,572

(4)	The amounts in this column also reflect above-market interest on nonqualified deferred compensation balances for 2020.
(5)	The All Other Compensation column represents the cost of life insurance for directors ($53 for Mr. Chestnut and $114 for each of the other directors).
(6)	Mr. Chestnut retired from the Board of Directors on May 7, 2020.

Director Compensation Narrative

In 2020, the Compensation Committee conducted a review of the types and amounts of director compensation. The Committee decided that the current approach to director compensation, as a balance of cash and equity compensation, remains appropriate and that no change to director fees or other compensation elements would be made. The Committee uses a retainer-based model for director cash compensation (without regular individual meeting fees) and determines the value of annual equity grants for directors based on a set dollar amount.

The annual cash retainer for non-employee directors is $82,500. Additional annual cash retainers for the Chairs of the Audit, Compensation, and Nominating and Corporate Governance Committees are $20,000, $15,500 and $15,000, respectively. The additional annual cash retainer paid to our Chair of the Board is $83,750. Individual cash meeting fees of $1,650 are only payable when the number of meetings of the Board or a committee exceeds regularly scheduled meetings by three or more.

Cash compensation received by the non-employee directors may be deferred until retirement or termination of their status as directors pursuant to the Directors Deferral Plan. Amounts deferred bear interest at 150% of the Moody’s Seasoned Corporate Bond Rate (“Bond Rate”). At retirement or termination, such deferrals will be paid out over 5, 10, 15 or 20 years, and will be credited during the applicable payment period with interest at 150% of the average of the Bond Rate on January 1 for the five years prior to retirement or termination.

A fixed dollar value ($130,000 for 2021) will be granted annually in the form of equity compensation under the Company’s Omnibus Incentive Plan during the February Board meeting. The fixed dollar value is converted into awards representing a number of shares of Common Stock based on the closing share price for the last trading session of the most recently completed fiscal year. Under this program, each member of the Board was granted the equivalent of 2,140 shares of Common Stock on February 24, 2021.

Non-employee director equity compensation vests immediately upon grant, and the directors are provided the option to defer receipt of equity compensation until they leave the Board. Deferred stock units are credited with notional dividends at the same time, in the same form, and in equivalent amounts as dividends that are payable from time to time on Common Stock. Such notional dividends are valued as of the date on which they are credited to the director and are reallocated into additional deferred stock units. When a director leaves the Board, any deferred stock units of such director will be converted into shares of Common Stock.

By Board policy, each non-employee director is required to retain at least five times the value of his or her annual cash retainer in Common Stock (or equivalents). Each non-employee director is required to fulfill this requirement within five years of being elected to the Board.

The maximum number of shares of Common Stock which may be awarded to any non-employee director during any fiscal year is 5,000 shares, which taken together with any cash fees paid by the Company to such non-employee director shall not exceed $500,000 in total value (calculating the value of any award based on the fair market value of the shares on the grant date of such award). These limitations were approved by stockholders on May 4, 2017.

Directors are prohibited by Company policy from pledging or engaging in financial hedging of their investment risk in our shares.

Directors are entitled to participate in the same gift matching program that is available to all of our employees. Under this program, the Company matches contributions to qualified charitable organizations up to a maximum of $2,500 in any calendar year.

Directors who are full-time employees of the Company or its subsidiaries receive no additional compensation for serving on the Board.